C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
June 27, 2018

Manulife Investor Day 2018 – A bold and exciting future

TORONTO – Manulife Financial Corporation ("Manulife" or the "Company") is hosting an institutional Investor Day today in Toronto from 8 a.m. eastern time. Manulife's senior management will present the Company's strategic direction with an emphasis on portfolio optimization, expense management and our Canadian and U.S. operations.

INVESTOR DAY AGENDA
Roy Gori President and Chief Executive Officer	A bold and exciting future
Phil Witherington Chief Financial Officer	Delivering strong results and driving expense efficiency
Naveed Irshad Head of North American Legacy Business	Extracting value from our legacy businesses
Mike Doughty General Manager, Canada	Winning in our home market
Marianne Harrison General Manager, U.S.	Building next generation protection and wealth solutions

The event will include Q&A sessions with the presenters and other executives. Interested parties may access the live webcast through Manulife.com/Events-Presentations. An archived version of the webcast audio will be available the day after the live event at the same location for six months. The Investor Day slide presentations can also be found at Manulife.com/Events-Presentations.

MANULIFE'S BOLD AMBITION
Manulife has set a bold ambition to be a digital, customer-centric, market leader. By achieving our ambition, we believe we will delight our customers, engage our employees, and deliver superior returns to shareholders. We will track our progress with each of these stakeholder groups by measuring net promoter score, employee engagement and total shareholder returns. Manulife's goal is to improve our net promoter score by 30 percentage points, to achieve top quartile employee engagement, and to deliver top quartile shareholder returns1.

1 Top quartile shareholder returns compared to our peer group as discussed in our 2018 Management Information Circular. Top quartile employee engagement compared to global financial services companies.

STRATEGIC PRIORITIES
Our customer-centric digital transformation will present both challenges and opportunities. To compete and win, Manulife will focus on what matters most.  This is reflected in our five strategic priorities:

1.
Optimizing our portfolio to make sure we're putting our capital to best use. We have a clear objective to improve returns in our legacy businesses. In 2017 we appointed a new senior leader to more aggressively pursue this opportunity with stronger accountability and focus on in-force management, cost efficiencies and leveraging scale, as well as potential strategic opportunities for these businesses, where it makes sense. We have set a target to free up $5 billion in capital from legacy businesses by 2022.

2.
Managing our costs to be competitive and create value. We are setting ambitious efficiency targets for the years ahead. We have plans to deliver a wide variety of cost-reduction and efficiency opportunities, from controlling discretionary spending to digitizing end-to-end processes and using predictive analytics to make better, more efficient decisions. We have set a target to achieve a 50% efficiency ratio[1] and $1 billion in expense saving and avoidance by 2022.

3.
Accelerating growth in our highest-potential businesses. The Company will continue to invest to ensure it makes the most of the significant opportunity these businesses represent. Asia, global wealth and asset management, behavioral-linked insurance and group benefits are examples of how Manulife is executing on this priority. We have set a target to generate two-thirds of core earnings from high potential businesses by 2022.

4.
Focused on putting our customers first. Companies that delight their customers outgrow their competitors. We are realigning around our customers, and have set a target to improve net promoter score by 30 percentage points by 2022.

5.
Fostering a high-performing team and culture. The success of Manulife's transformation simply won't be possible unless we have the right culture to execute it. We're continuing to work to attract, develop, and retain the best talent, and to engage and excite employees. We have set a target to achieve top quartile employee engagement by 2022.

We are confident that by delivering on these five priorities, we will succeed in transforming the Company, delighting customers, inspiring employees and creating significant shareholder value in the process.

UPDATE ON EXPENSE EFFICIENCY AND PORTFOLIO OPTIMIZATION INITIATIVES
Manulife has made a number of strategic decisions in the second quarter of 2018 related to our expense efficiency and portfolio optimization initiatives. As previously announced, we are consolidating our real estate footprint in Boston and will consolidate legacy information technology vendors in the U.S. In Canada, we have announced plans to transform our Canadian business, which includes consolidating our real estate footprint in the Kitchener-Waterloo area. In addition, the company has announced a voluntary early retirement program for eligible employees in North America. In aggregate, these decisions are expected to result in annual run rate savings of $300 million pre-tax when fully implemented, with the vast majority of run-rate savings to be achieved by the end of 2019. The Company will record an estimated pre-tax restructuring charge of $250 million ($200 million post-tax) in the second quarter of 2018

1 Efficiency ratio is defined as pre-tax general expenses included in core earnings /pre-tax (core earnings + general expenses included in core earnings).

We operate as John Hancock in the United States and Manulife in other parts of the world.

On June 21, 2018 Advisor Group, Inc. announced it will acquire Signator Investors, Inc. ("Signator"), a U.S.-based broker-dealer and investment advisor, from a subsidiary of Manulife. The transaction is aligned with our efforts to optimize our portfolio and ensure we are putting our capital to best use.  The transaction is expected to close in the fourth quarter of 2018.  On close, the transaction is expected to result in approximately $100 million of freed capital. Terms of the transaction were not disclosed.

NON-GAAP FINANCIAL MEASURES
Manulife uses a number of non-GAAP financial measures to measure overall performance and to assess each of its businesses, including its financial objectives of: annual diluted core earnings per common share ("core EPS") growth of 10% to 12% on average over the medium term, core return on common shareholders' equity ("core ROE") of 13% or more, a leverage ratio of 25% and a common share dividend payout ratio of 30% to 40% of core earnings. Manulife's senior management will affirm the Company's commitment to these financial objectives at the event.
A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include core earnings, core EPS, core ROE, capital and efficiency ratio.  Efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient.  Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in Manulife's 2017 Annual Report and First Quarter 2018 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company's strategic priorities and 2022 targets for net promoter score, employee engagement, its high potential businesses, expense efficiency and portfolio optimization; it's financial objectives for core EPS growth, core ROE, leverage ratio and common share dividend payout ratio; the sale of Signator and its expected impact; and the expected annual run rate savings and estimated pre-tax restructuring charge we expect to record in the second quarter of 2018 resulting from Manulife's announced expense initiatives, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "will", "expect", "estimate", "believe", "plan", "objective", "continue", and "goal",(or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that

We operate as John Hancock in the United States and Manulife in other parts of the world.

could cause actual results to differ materially from expectations include but are not limited to: the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy business and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; the amount and timing of strategic investment in our business; the general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions or divestitures, and our ability to complete transactions; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

ABOUT MANULIFE
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had about 35,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of March 31, 2018, we had over $1.1 trillion (US$850 billion) in assets under management and administration, and in the previous 12 months we made $26.9 billion in payments to our customers. Our

We operate as John Hancock in the United States and Manulife in other parts of the world.

principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

  We operate as John Hancock in the United States and Manulife in other parts of the world.